SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Executive Officer,

Senior Director, Global Corporate Strategy

Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-chome

Chuo-ku, Osaka 541-0045, Japan

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

and

Matthew B. Goodman

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,041,181 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,041,181 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

After giving effect to the transactions described in Item 4 below, Sumitovant Biopharma Ltd. will (i) directly own 45,798,176 Common Shares and (ii) beneficially own 4,243,005 Common Shares subject to the Option (as defined below).

(2)

This calculation is based on 97,259,493 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of the close of business on February 10, 2023 as reported in the Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed by the Issuer with the U.S. Securities and Exchange Commission on February 16, 2023.

CUSIP No. G637AM102	Page 3 of 7

1	NAMES OF REPORTING PERSONS Sumitomo Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,041,181 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,041,181 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

After giving effect to the transactions described in Item 4 below, Sumitovant Biopharma Ltd. will (i) directly own 45,798,176 Common Shares and (ii) beneficially own 4,243,005 Common Shares subject to the Option.

(2)

This calculation is based on 97,259,493 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of the close of business on February 10, 2023 as reported in the Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed by the Issuer with the U.S. Securities and Exchange Commission on February 16, 2023.

CUSIP No. G637AM102	Page 4 of 7

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,041,181 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,041,181 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

After giving effect to the transactions described in Item 4 below, Sumitovant Biopharma Ltd. will (i) directly own 45,798,176 Common Shares and (ii) beneficially own 4,243,005 Common Shares subject to the Option.

(2)

This calculation is based on 97,259,493 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of the close of business on February 10, 2023 as reported in the Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed by the Issuer with the U.S. Securities and Exchange Commission on February 16, 2023.

Introductory Note

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, Amendment No. 5 filed on May 14, 2021, Amendment No. 6 filed on September 17, 2021, Amendment No. 7 filed on October 27, 2021, Amendment No. 8 filed on October 3, 2022 and Amendment No. 9 filed on October 24, 2022 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 9, the “Statement”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 10 is being filed to amend the Original Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following information:

On March 3, 2023, Sumitovant Biopharma Ltd. (“Sumitovant”) and Sumitomo Pharma Co., Ltd, a Japanese corporation (“SMP”) entered into a letter agreement (the “Letter Agreement”) with Roivant Sciences Ltd., a Bermuda exempted company limited by shares (“Roivant”), pursuant to which (i) Sumitovant and SMP agreed to return to Roivant for no consideration the 4,243,005 Common Shares (the “Myovant Top-Up Shares”) subject to that certain Share Return Agreement, dated as of December 27, 2019 (as it may be amended from time to time in accordance with its terms, the “Share Return Agreement”), by and among Sumitovant, Roivant and SMP and (ii) Sumitovant, SMP and Roivant agreed that (A) subject to the terms and conditions of the Merger Agreement, upon the effectiveness of the Merger and the receipt by Roivant of the Per Share Merger Consideration (as defined in the Merger Agreement) with respect to the Myovant Top-Up Shares, the Share Return Agreement will be terminated and of no further force and effect and (B) in the event that the Merger Agreement is terminated in accordance with its terms, Roivant will promptly (and in any event within three business days) return the Myovant Top Up Shares to Sumitovant and the Share Return Agreement will remain in full force and effect.

Concurrently therewith, pursuant to the terms of the Letter Agreement, Roivant further agreed to grant Sumitovant an option (the “Option”) to purchase a number of Common Shares then owned by Roivant up to the number of Myovant Top-Up Shares returned to Roivant pursuant to the Letter Agreement, at a price equal to $27.00 per Common Share. The Option may be exercised by Sumitovant at any time during the period beginning on the date of the Letter Agreement and ending on March 30, 2023.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Issuer set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Letter Agreement, dated as of March 3, 2023, by and among Sumitovant Biopharma Ltd., Roivant Sciences Ltd. and Sumitomo Pharma Co., Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023		Sumitomo Chemical Co., Ltd.

	By:	/s/ Takeo Kitayama
		Name:	Takeo Kitayama
		Title:	Executive Officer, General Manager, Corporate Planning Office

Dated: March 6, 2023		Sumitomo Pharma Co., Ltd.

	By:	/s/ Tsutomu Nakagawa
		Name:	Tsutomu Nakagawa
		Title:	Executive Officer, Senior Director, Global Corporate Strategy

Dated: March 6, 2023		Sumitovant Biopharma Ltd.

	By:	/s/ Monika Adams
		Name:	Monika Adams
		Title:	Transactions Officer

EXHIBIT INDEX

Exhibit	Document Description

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Letter Agreement, dated as of March 3, 2023, by and among Sumitovant Biopharma Ltd., Roivant Sciences Ltd. and Sumitomo Pharma Co., Ltd.